


SEC MAIL
PROCESSING
RECEIVED
APR 0 5 2010
WASH, D.C.
193
SECTION

UNITE 10030930
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28,
Estimated average burden
Hours per response. 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68127

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2009** (MM/DD/YY) AND ENDING **12/31/2009** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Alpine Securities USVI LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6100 Red Hook QTR #2 Suite A2-3
(No. and Street)

St Thomas	**Virgin Islands**	**00802**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Kim **(917) 658-9495**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey LLP, Certified Public Accounting Firm
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form

displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Charles Kim**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Alpine Securities USVI LLC**, as of **December 31**, 20 **09**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Member

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 11

Dierdre Steinhaus Ainbinder

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALPINE SECURITIES USVI, LLC

Statement of Financial Condition

December 31, 2009

(With Independent Auditors' Report Thereon)

ALPINE SECURITIES USVI, LLC

DECEMBER 31, 2009

INDEX

MALONEBAILEY LLP
CERTIFIED PUBLIC ACCOUNTING FIRM
15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Member of
Alpine Securities USVI, LLC
St. Thomas, Virgin Islands

We have audited the accompanying statement of financial condition of Alpine Securities USVI, LLC as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Alpine Securities USVI, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Malone Bailey LLP

MaloneBailey LLP
Certified Public Accounting Firm
New York, New York
www.malonebailey.com
March 31, 2010

ALPINE SECURITIES USVI, LLC

STATEMENT OF ASSETS, LIABILITIES AND MEMBER'S EQUITY

December 31, 2009

ASSETS		
Cash and cash equivalents	$	3,828,622
Due from clearing brokers		50,846,804
Securities owned		42,492,766
Due from officer		13,530,903
JBO investment		10,000
Other investments		13,649,593
Fixed assets, net of accumulated depreciation		85,514
Prepaid expenses		9,660
TOTAL ASSETS	$	124,453,862
LIABILITIES AND MEMBER'S EQUITY		
Payable to clearing broker	$	136,820
Accounts payable and accrued expenses		548,639
Securities sold, not yet purchased, at market		22,764,930
TOTAL LIABILITIES		23,450,389
Member's Equity		101,003,473
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	124,453,862

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Alpine Securities USVI, LLC ("Alpine") is a broker dealer registered with the Chicago Stock Exchange (CHX). It was founded on March 27, 2008 as an equity trading firm in the United States Virgin Islands (USVI), and currently a beneficiary of the territory's economic development program as administered by the Economic Development Commission ("EDC"). Alpine primarily exchanges in the proprietary trading of exchange-traded equity securities, equity options and currencies.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

At December 31, 2009 the Company's clearing brokers held net assets of $69,946,476 on behalf of the Company.

Additionally, cash balances are held at a bank and may at times exceed the insurable limit of the Federal Deposit Insurance Corporation ("FDIC"). The Company believes it mitigates its risk by investing in or through major financial institutions and actively monitoring the credit standing of those institutions.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Securities and futures transactions and the related income and expenses, and commission income and all related expenses are recorded on the books on a trade date basis.

Depreciation and Amortization

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of three to seven years. Software is depreciated over a useful life of five years. Depreciation is computed on a straight-line basis for financial reporting purposes and on an accelerated basis for income tax purposes.

Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 3- FAIR VALUE OF INVESTMENTS

Fair Value Measurements

Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction cost. Fair value measurement under generally accepted accounting principles provides for the use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3: Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

NOTE 3- FAIR VALUE OF INVESTMENTS (continued)

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities.

The following are the Company's investments owned and securities sold short by level within the fair value hierarchy at December 31, 2009.

	Fair Value	Fair Value Hierarchy
Assets		
Stocks	$ 42,492,766	Level 1
Liabilities		
Stocks	$ 22,764,930	Level 1

NOTE 4- INCOME TAXES

The Company is organized as a limited liability company and it is intended to be treated as a partnership under provisions of the Internal Revenue Code. Under these provisions, the liability for payment of federal and state income taxes on the Company's earnings will be the responsibility of its members, rather than that of the Company.

NOTE 5- RECEIVABLE FROM CLEARING BROKERS

Amounts receivable from the Company's clearing organizations at December 31, 2009, consist of the following:

	Receivable
Due from Goldman Sachs Execution and Clearing, L.P.	$ 49,219,933
Due from TORC Investments	626,871
Merrill (BOA)	1,000,000
	$ 50,846,804

NOTE 6- COMMITMENTS AND CONTINGENCIES

The Company shares office space leased by an affiliated party. As part of an on-going expense sharing agreement with the affiliated party, the Company is charged a variable amount per month for rent, supplies, back office services, compliance, and IT support.

NOTE 7- NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. The SEC Uniform Net Capital Rule 15c3-1 requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company's net capital was $66,304,537 which was $66,204,537 in excess of its net capital requirement of $100,000. At December 31, 2009, the Company's percentage of aggregate indebtedness (as derived from Rule 15c3-1) to net capital was 0.827 to 1.

NOTE 8- OFF BALANCE SHEET RISK

Pursuant to clearance agreements, the Company clears its securities and futures transactions through clearing brokers. Under certain conditions as defined in the clearance agreements, the Company has agreed to indemnify its clearing broker for losses, if any, which its clearing broker may sustain from carrying these transactions initiated by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the transactions introduced by the Company.

NOTE 9- GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FASB ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under the indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 9- GUARANTEES (continued)

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

NOTE 10- OTHER INVESTMENTS

During the year ended December 31, 2009, the Company recorded $5,975,000 of income from its equity method investment in CSA Group, LLC. The Company is a limited partner in CSA Group, LLC and received a distribution during the year of $4,130,000.

Also, during the year ended December 31, 2009, the Company recorded $3,745,201 of losses from its equity method investment in Centurion Securities, LLC. The Company is a limited partner in Centurion Securities, LLC and received a distribution during the year of $1,491,306.

As of December 31, 2009, the Company evaluated its investments for impairment and determined that its investment in Centurion Securities, LLC was impaired. Accordingly, the Company recorded an impairment charge of $174,244 during the year ended December 31, 2009. As of December 31, 2009, the Company's investment balance in CSA Group, LLC was $13,648,736 and in Centurion Securities, LLC was $0.

NOTE 11- RELATED PARTY TRANSACTIONS

As of December 31, 2009, the Company had an outstanding loan to the managing member of the Company for $13,530,903. The note bears interest at 1.25% compounding monthly and has no specific terms of repayment. During the year, the Company recognized $23,393 of interest income related to this note.

NOTE 12- SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 31, 2010, the date that its financial statements were ready to be issued. The Company believes that there are no subsequent events requiring further disclosure.